
February 22, 2013

Via E-mail
Mr. Kevin Jones
Chairman and Chief Executive Officer
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

> **Re:** **North Texas Energy, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed February 6, 2013**
> **Response Letter Dated February 4, 2013**
> **File No. 333-178251**

Dear Mr. Jones:

We have reviewed your amended registration statement and corresponding response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A Filed February 5, 2013

General

1. Please update the financial statements presented in the registration statement to comply with Rule 8-08 of Regulation S-X.

The Business of the Company, page 4

Description of the Oil and Gas Lease Rights and Reserves, page 5

2. In comment three of our November 30, 2012 letter, we asked that you remove all estimates of oil or gas resources other than reserves and any estimated values of such resources as required by Item 1202 of Regulation S-K. You responded "All disclosures of estimates of oil or gas resources other than reserves have been removed." However,

your document discloses figures for "Probable Developed Non-Producing <u>Deposits</u>" and "Possible Undeveloped Non-Producing <u>Deposits</u>" that are included as reserves in your third party engineering report. "Deposits" can be described as accumulations of hydrocarbons in a reservoir. This has no inference as to the likelihood of economic recovery. If you have reason to doubt that these volumes satisfy the SEC definitions for reserves, please remove them from your document. Otherwise, comply with Regulation S-K with the removal of all figures for and references to "deposits".

3.   We note your statements, "Probable reserves have been designated as P50 reserves which are estimated to have a better than 50% chance of being technically and economically producible." and "Possible reserves have been designated as P10 or P20 reserves – including reserves which, at present, cannot be regarded as 'probable', but which are estimated to have a significant, but less than 50% chance of being technically and economically producible." Please amend your document to disclose here that your P50 reserves do not include proved reserves and that your P10 and P20 reserves do not include proved or probable reserves.

<u>Risk Factors, page 8</u>

<u>Our Proposed Business is Inherently Risky, page 9</u>

4.   We note your statements here, "As was discussed earlier in the section 'The Business of Our Company', we are entering existing oil fields where <u>proven oil reserves</u> exist." and on page 10, "In our plans for recovering oil from our <u>proven reserves</u>…". Since neither of your fields has proved reserves attributed, please remove these references to proved reserves.

<u>Financial Statements, page 17</u>

<u>Note 1 – Business and Organization, page 23</u>

5.   Please clarify the date you acquired Remington Oil & Gas, Inc. In Note 1 you state this transaction occurred on February 25, 2011; however, elsewhere in the document you indicate it occurred on January 12, 2011.

6.   We have read your response to prior comment 21 including various assumptions used to determine the fair value assigned to the oil and gas properties acquired in conjunction with your acquisition of Remington Oil & Gas, Inc. Please explain how you estimated the operating expenses and capital costs for the lives of these properties in your computation of future net cash flows and explain why you believe this represents a reasonable approach. In addition, we note that you have discounted the probable and possible estimates by 35% and 70%, respectively to account for uncertainty of full recovery. Please clarify whether you risk adjusted the probable and possible reserves quantities or the future net cash flows used in estimating the fair value of the oil and gas properties acquired.

<u>Note 8 - Equity, page 27</u>

7.   We note that you have added disclosure to clarify that you are holding the 831,000 shares issued to acquire Remington Oil & Gas Inc. in escrow for administrative purposes. Tell us the reasons the shares are held in escrow and explain why this does not render your acquisition incomplete.

<u>Exhibits</u>

8.   The consent filed by your auditor does not refer to the correct report date. Please ask your auditor to correct this date when preparing a new consent to be filed with the next amendment to your registration statement.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters and you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director